UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)1

Tessera Technologies, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

88164L100
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
830 Third Avenue, 3rd Floor
New York, New York 10022
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSONS STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,995,557
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,995,557
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,995,557
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSONS STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 443,353
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 443,353
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 443,353
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSONS STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,125,800
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,125,800
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,125,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSONS STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,125,800
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,125,800
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,125,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSONS STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,125,800
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,125,800
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,125,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSONS STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,125,800
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,125,800
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,125,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSONS JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,125,800
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,125,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,125,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSONS MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,125,800
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,125,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,125,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSONS PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,125,800
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,125,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,125,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSONS TUDOR BROWN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSONS GEORGE CWYNAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSONS THOMAS LACEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSONS GEORGE RIEDEL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSONS DONALD STOUT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 88164L100

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2. Identity and Background.

Item 2 is amended and restated as follows:

(a) This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard LLC”), with respect to the Shares directly and beneficially owned by it;
(iii)	Starboard Value LP (“Starboard Value LP”), as the investment manager of Starboard V&O Fund and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard LLC;
(iv)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;
(v)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;
(vi)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;
(vii)	Jeffrey C. Smith, as a member of Principal GP, as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, and as a nominee for the Board of Directors of the Issuer (the “Board”);
(viii)	Mark R. Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;
(ix)	Peter A. Feld, as a member of Principal GP, as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, and as a nominee for the Board;
(x) Tudor Brown, who is a nominee for the Board;
(xi) George Cwynar, who is a nominee for the Board;
(xii) Thomas Lacey, who is a nominee for the Board;
(xiii) George Riedel, who is a nominee for the Board; and
(xiv) Donald Stout, who is a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The address of the principal office of each of Starboard LLC, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith, Mitchell and Feld is 830 Third Avenue, 3rd Floor, New York, New York 10022. The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands. The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2. Mr. Brown’s principal business address is Hillstead, Hinton Way, Great Shelford, Cambridge CB22 5AN, United Kingdom. Mr. Cwynar’s principal business address is 293 Kingsmere Road, Chelsea, Quebec, Canada J9B 1G8. Mr. Lacey’s principal business address is c/o G2 Technology, Inc., 1900 McCarthy Boulevard, Suite 412, Milpitas, CA 95035. Mr. Reidel’s principal business address is 1 Meadowbrook Road, Weston, MA 02493. Mr. Stout’s principal business address is 1300 North Seventeenth Street, Suite 1800 Arlington, Virginia 22209.

(c) The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Starboard LLC has been formed for the purpose of investing in securities and engaging in all related activities and transactions.  Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund and the Starboard Value LP Account and the manager of Starboard LLC.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co.  Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP. Mr. Brown is currently engaged in assisting inward and outward investment in the United Kingdom, and assisting companies operating in the Far East. Mr. Cwynar’s principal occupation is serving as a consultant offering strategic and operational guidance, mentoring and executive coaching to small and mid-sized companies. Mr. Lacey is the Chairman and Chief Executive Officer of Components Direct, a provider of cloud-based product lifestyle solutions. Mr. Reidel currently serves as Chairman of the Board of Montreal-based Accedian Networks and as a director of PeerApp. Mr. Stout is a senior partner at the law firm of Antonelli, Terry, Stout & Kraus, LLP.

(d) No Reporting Person, nor any person listed on Schedule A to the Schedule 13D has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Smith, Mitchell, Feld, Lacey, Riedel and Stout are citizens of the United States of America. The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein. Mr. Brown is a citizen of the United Kingdom. Mr. Cwynar is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares purchased by each of Starboard V&O Fund and Starboard LLC and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase price of the 1,995,557 Shares beneficially owned by Starboard V&O Fund is approximately $29,151,181, excluding brokerage commissions.  The aggregate purchase price of the 443,353 Shares beneficially owned by Starboard LLC is approximately $6,476,903, excluding brokerage commissions.  The aggregate purchase price of the 686,890 Shares held in the Starboard Value LP Account is approximately $10,034,279, excluding brokerage commissions.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons have serious concerns with the Issuer’s recent history of undertaking stockholder-unfriendly manipulation of the nomination deadline in connection the Issuer’s annual meetings of stockholders.  Last year, on December 21, 2011, shortly after Starboard began accumulating a position in the Issuer, the Issuer intentionally triggered an accelerated and immediate ten-day nomination deadline of December 31, 2011 under the Issuer’s advance notice bylaw provisions, by virtue of having advanced the date of the annual meeting by approximately two months to March 30, 2012 compared to the Issuer’s historical practice of holding its annual meeting in May.  The Reporting Persons note that the Issuer’s 2011 Proxy Statement had previously disclosed a nomination window of January 25, 2012 through February 24, 2012 for the 2012 annual meeting of stockholders (the “2012 Annual Meeting”).  The Reporting Persons cannot think of any practical or necessary reason for the Issuer to have announced its 2012 Annual Meeting date on December 21, 2012, other than to make it as difficult as possible during the height of the Winter holiday season for any stockholder to preserve its rights to nominate a slate of director candidates at the 2012 Annual Meeting.  The Reporting Persons view this manipulation of the Issuer’s advance notice bylaw provisions by the Board as an attempt to disenfranchise stockholders at the 2012 Annual Meeting and entrench the Board.  In order to preserve its right to submit nominations, on December 29, 2011, Starboard Value delivered to the Issuer a notice of its nomination of individuals for election to the Board at the 2012 Annual Meeting, which it later withdrew.

The Issuer’s 2012 Proxy Statement discloses a nomination window of November 30, 2012 through December 30, 2012 for the 2013 annual meeting of stockholders (the “2013 Annual Meeting”).  On December 19, 2012, the Issuer filed a Form 8-K disclosing that the Board has amended the Issuer’s Amended and Restated Bylaws to provide that for the 2013 Annual Meeting any nomination notice by a stockholder delivered to, or mailed and received at, the principal executive offices of the Issuer on or prior to February 15, 2013 will be deemed timely notwithstanding the date of the 2013 Annual Meeting.  The Issuer did not disclose in the Form 8-K the date that the 2013 Annual Meeting will be held.

In light of last year’s attempt by the Board to disenfranchise shareholders in connection with the 2012 Annual Meeting, the Reporting Persons have serious concerns as to whether the Board’s decision to extend the nomination period until February 15, 2013 without disclosing a date for the 2013 Annual Meeting was made in good-faith and with the best interests of its stockholders in mind.  Specifically, the Reporting Persons are concerned that nothing prevents the Board from again scheduling an annual meeting in March, as it did last year, despite the extended nomination deadline, which could create a severe disadvantage for any stockholder seeking to elect an opposition slate at the 2013 Annual Meeting.  Therefore, in order to protect its interests and preserve all of its rights in connection with the 2013 Annual Meeting, Starboard V&O Fund delivered a letter to the Issuer on December 21, 2012 nominating Tudor Brown, George Cwynar, Peter A. Feld, Tom Lacey, George Riedel, Jeffrey C. Smith and Don Stout for election to the Board at the 2013 Annual Meeting.  The Reporting Persons have not yet determined the total number of directors it will seek to elect at the 2013 Annual Meeting.  The Reporting Persons believe significant change to the composition of the Board is warranted given the qualifications of their nominees, the long-term underperformance of the Issuer, and the serious corporate governance deficiencies at the Issuer.  Depending on certain factors, including the number of directors up for election at the 2013 Annual Meeting and the Issuer’s financial and operational performance, the Reporting Persons reserve the right to either withdraw certain or all of its nominees or to nominate additional nominees for election to the Board at the 2013 Annual Meeting.

Item 5. Interest in Securities of the Issuer.

Items 5(a) - 5(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 52,238,052 Shares outstanding, as of October 18, 2012, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2012.

A.	Starboard V&O Fund
(a)	As of the close of business on December 20, 2012, Starboard V&O Fund beneficially owned 1,995,557 Shares.

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 1,995,557
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,995,557
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund since the filing of the Schedule 13D are forth in Schedule A and are incorporated herein by reference.
B.	Starboard LLC
(a)	As of the close of business on December 20, 2012, Starboard LLC beneficially owned 443,353 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 443,353
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 443,353
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard LLC since the filing of the Schedule 13D are forth in Schedule A and are incorporated herein by reference.
C.	Starboard Value LP
(a)	As of the close of business on December 20, 2012, 686,890 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund and the Manager of Starboard LLC, may be deemed the beneficial owner of the (i) 1,995,557 Shares owned by Starboard V&O Fund, (ii) 443,353 Shares owned by Starboard LLC and (iii) 686,890 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 3,125,800
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,125,800
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund and Starboard LLC since the filing of the Schedule 13D are forth in Schedule A and are incorporated herein by reference.
D.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 1,995,557 Shares owned by Starboard V&O Fund, (ii) 443,353 Shares owned by Starboard LLC and (iii) 686,890 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 3,125,800
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,125,800
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and through the Starboard Value LP Account since the filing of the Schedule 13D are forth in Schedule A and are incorporated herein by reference.
E.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 1,995,557 Shares owned by Starboard V&O Fund, (ii) 443,353 Shares owned by Starboard LLC and (iii) 686,890 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 3,125,800
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,125,800
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and through the Starboard Value LP Account since the filing of the Schedule 13D are forth in Schedule A and are incorporated herein by reference.
F.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 1,995,557 Shares owned by Starboard V&O Fund, (ii) 443,353 Shares owned by Starboard LLC and (iii) 686,890 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 3,125,800
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,125,800
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and through the Starboard Value LP Account since the filing of the Schedule 13D are forth in Schedule A and are incorporated herein by reference.
G.	Messrs. Smith, Mitchell and Feld
(a)	Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 1,995,557 Shares owned by Starboard V&O Fund, (ii) 443,353 Shares owned by Starboard LLC and (iii) 686,890 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,125,800
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,125,800

(c)	None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and through the Starboard Value LP Account since the filing of the Schedule 13D are forth in Schedule A and are incorporated herein by reference.

None of Messrs. Brown, Cwynar, Lacey, Reidel and Stout own Shares or have entered into any transactions in the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended to add the following:

On December 21, 2012, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the 2013 Annual Meeting (the “Solicitation”), and (c) Starboard V&O Fund and Starboard LLC agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.   The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to letter agreements, Starboard V&O Fund has agreed to indemnify each of Messrs. Brown, Cwynar, Lacey, Reidel and Stout against any and all claims of any nature arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Starboard V&O Fund has agreed to compensate Messrs. Brown, Cwynar, Lacey, Reidel and Stout for being named as and serving as nominees for election as directors of the Issuer pursuant to letter agreements (the “Compensation Letter Agreements”).  Under the Compensation Letter Agreements, Starboard V&O Fund has agreed to pay each of Messrs. Brown, Cwynar, Lacey, Reidel and Stout (i) $10,000 in cash upon submission of the Nomination Letter to the Issuer and (ii) $10,000 in cash upon the filing of a definitive proxy statement with the SEC by Starboard relating to a solicitation of proxies in favor of Messrs. Brown, Cwynar, Lacey, Reidel and Stout’s election as directors of the Issuer at the 2013 Annual Meeting.

Pursuant to the Compensation Letter Agreements, each of Messrs. Brown, Cwynar, Lacey, Reidel and Stout agreed to use the after-tax proceeds from such compensation to acquire securities of the Issuer (the “Nominee Shares”) at such time that Messrs. Brown, Cwynar, Lacey, Reidel and Stout shall determine.  If elected or appointed to serve as a director of the Board, each of Messrs. Brown, Cwynar, Lacey, Reidel and Stout agreed not to sell, transfer or otherwise dispose of any Nominee Shares within two years of their election or appointment as a director; provided, however, in the event that the Issuer enters into a business combination with a third party, each of Messrs. Brown, Cwynar, Lacey, Reidel and Stout may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination.  A form of the Compensation Letter Agreements is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

99.1	Joint Filing and Solicitation Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld, Tudor Brown, George Cwynar, Thomas Lacey, George Riedel and Donald Stout, dated December 21, 2012.

99.2	Form of Indemnification Letter Agreement.
99.3	Form of Compensation Letter Agreement.
99.4	Form of Power of Attorney.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2012

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP,

its manager

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell, Peter A. Feld, Tudor Brown, George Cwynar, Thomas Lacey, George Riedel and Donald Stout

SCHEDULE A

Transactions in the Shares Since the Filing of Schedule 13D

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

1,331	15.0786	12/13/2012
49,527	16.2595	12/19/2012
28,899	16.3879	12/20/2012

Starboard Value and Opportunity S LLC

294	15.0786	12/13/2012
10,936	16.2595	12/19/2012
6,381	16.3879	12/20/2012

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

475	15.0786	12/13/2012
17,655	16.2595	12/19/2012
10,302	16.3879	12/20/2012